UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: June 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On June 7, 2022, Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (the “Company”), published a press release announcing the appointment of Kris Sennesael as a new independent director to the Board of Directors of the Company (the “Board”), effective immediately. Mr. Sennesael was also appointed as chair of the Audit Committee of the Board and as a member of the Compensation and Coordination Committees.

The Form 6-K furnished with the Securities and Exchange Commission on June 7, 2022 in connection with the press release was comprised of Exhibit 99.1 only. The Company is furnishing this Amendment No.1 on Form 6-K/A to its originally furnished Form 6-K to include the cover and signature pages of the Form 6-K which were inadvertently omitted from the original report.

This Amendment does not reflect events occurring after the filing of the Form 6-K, and does not update disclosures contained in the Form 6-K or modify or amend the Form 6-K except as specifically described in this Explanatory Note.

Incorporation by Reference

The first paragraph of the Explanatory Note above is hereby incorporate by reference into the Company’s registration statements on Form F-3 (File No. 333-265253) and Form S-8 (File No. 333-241709), each filed in the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

June 8, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer

Exhibit	Title

99.1	Press release dated June 7, 2022